FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934**

For the month of August, 2002

Research In Motion Limited

(Registrant's name)

295 Phillip Street
Waterloo, Ontario
Canada, N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ___ Form 40-F _X_

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _X_

Documents Included as Part of this Report

<u>**No.**</u>	<u>**Document**</u>
1.	Press Release dated August 19, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 20, 2002

RESEARCH IN MOTION LIMITED

By: ______________________

Dennis Kavelman
Chief Financial Officer

DOCUMENT 1

BLACKBERRY MEETS DEPARTMENT OF DEFENSE'S ADVANCED WIRELESS SECURITY STANDARD

RIM Works With National Security Agency To Provide Support For The S/MIME Email Security Standard And To Meet The Department of Defense's Increased Security Requirements

Waterloo, ON – August 19, 2002 – Research In Motion Limited (RIM) (Nasdaq: RIMM; TSX: RIM) today announced that it is working with the U.S. National Security Agency (NSA) to meet the Department of Defense's increased security standards with support for S/MIME (Secure/Multipurpose Internet Mail Extensions) on the BlackBerry™ platform. S/MIME is an important email security standard designed to meet stringent security requirements of organizations. RIM is providing a customized version of BlackBerry software with S/MIME support that will be used by the NSA. The NSA will deploy this standard on BlackBerry Wireless Handhelds™ used by various government organizations including the Department of Defense. RIM will receive incremental licensing revenue on a per user basis.

"The BlackBerry wireless solution is popular among organizations today because it provides back-end integration and meets the strict security requirements of IT departments," said Don Morrison, Chief Operating Officer at Research In Motion. "The BlackBerry platform already supports end-to-end Triple DES encryption for corporate customers and has been awarded the FIPS 140-1 security validation for government customers. With today's announcement, RIM will now be able to meet the Department of Defense requirement for S/MIME and PKI support."

S/MIME is an email-system independent, Internet standards based protocol that utilizes public key cryptography to provide writer-to-reader security, including confidentiality, message integrity and sender authentication. This technology extends the security of existing mail systems with writer-to-reader encryption and allows for secure communications between individuals in different organizations running similar or different email systems.

The NSA is a U.S. Government technology organization focused on advanced cryptologic activities. The NSA collects, processes and disseminates foreign intelligence information while protecting and supporting U.S. communications. BlackBerry support for S/MIME is the first initiative that RIM and the NSA have undertaken together. RIM and the NSA plan to continue working together to address the unique requirements of security conscious organizations such as the Department of Defense.

About Research In Motion

Research In Motion Limited is a leading designer, manufacturer and marketer of innovative wireless solutions for the mobile communications market. Through development and integration of hardware, software and services, RIM provides solutions for seamless access to time-sensitive information including email, messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers around the world to enhance their products and services with wireless connectivity. RIM's portfolio of award-winning products includes the RIM Wireless Handheld™ product line, the BlackBerry™ wireless solution, embedded radio-modems and software development tools. Founded in 1984 and based in Waterloo, Ontario RIM operates offices in Canada, the United States and Europe. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). Investors may contact investor_relations@rim.net. Customers may contact info@rim.net. For more information, visit www.rim.com.

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Media Contacts:
Scott Pollard
Brodeur Worldwide for RIM
203.399.8245
spollard@brodeur.com

Investor Contacts:
RIM Investor Relations
519.888.7465
investor_relations@rim.net

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties, including, without limitation, risks relating to possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, continued acceptance of RIM's products, increased levels of competition, technological changes, dependence on intellectual property rights and other risks detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission and other regulatory authorities.